UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53089
CUSIP NUMBER:	40416H 106

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

HCi VioCare
Full Name of Registrant

Former Name if Applicable

Centrum Offices, 38 Queen Street
Address of Principal Executive Office (Street and Number)

Glasgow, Scotland, UK G1 3DX
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended December 31, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The financial statements will not be finalized in time to meet the filing deadline of March 31, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sotirios Leontaritis	(808)	178-4373
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
Expenses during the year ended December 31, 2013 are expected to be  $1,338,538 which consisted of office rent of $3,200, office expenses of $42,278, consultancy fees of $1,263,197 of which the amount of $1,250,000 was based on the valuation of a stock fee paid, professional fees of $17,862, research and development expenses of $2,739 and travel and entertainment expenses of $9,262 giving us a net loss from operations of $1,338,538.  For the same period in 2012, our expenses were $13,627, consisting of office rent of $4,800, office expenses of $2,107, and professional fees of $6,720 resulting in a net operating loss of $13,627.  Our expenses during the year ended December 31, 2013 increased substantially over the expenses of the year ended December 31, 2013 as we had increased operations due to the change in control of management of the Company and the expenses related to negotiating and acquiring assets for the proposed ongoing business of the Company. The decrease in our office expenses from $4800 for the year ended December 31, 2012 to $3,200 for the year ended December 31, 2013 is attributable to the discontinuance of the office lease in China. Office expenses increased to $42,278 (2013) from $2,107 due to the Company purchasing equipment, payments for administration and secretarial services and generally ramping up operations. Our professional fees increased from $6,720 for the year ended December 31, 2012 to $17,862 for the year ended December 31, 2013, as we required additional professional services and increased filing obligations for actions being undertaken to commence full operations of the Company. As well, we incurred research and development expenses of $2,739, consulting fees of $1,263,197 of which $1,250,000 was based on the valuation of a stock fee paid for consultancy fees and travel and entertainment expenses of $9,262 related to increased operations with no comparable expenses for December 31, 2012.  For the period of March 26, 2007 (inception) through the period ended December 31, 2013, our expenses from operations were $1,694,448 and consisted of office rent of $30,000, office expenses of $56,521 consultancy fees of $1,288,197 of which $1,250,000 was based on the valuation of a stock fee paid for consultancy fees, and professional fees of $307,729, research and development expenses of $2,739 and travel and entertainment expenses of $9,262 for a total loss of $438,243 which included an interest income of $219 and a loss on foreign exchange of $383.

HCi VioCare
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2014	By:	/s/ Sotirios Leontaritis
		Name:	Sotirios Leontaritis
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).